Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial/Science/Medical Editors:
    Vasogen to Conduct Webcast and Conference Call of Annual Meeting

    MISSISSAUGA, ON, March 28 /CNW/ - Vasogen Inc. (NASDAQ:VSGN; TSX:VAS), a
biotechnology Company focused on the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease, will conduct a live webcast presentation and conference call of its Annual and Special Meeting of Shareholders being held at the MaRS
Discovery District, Toronto, on Tuesday, April 3, 2007, at 4:30 p.m. ET
(Toronto Time).

    <<
    To participate via webcast, please go to www.vasogen.com.

    To participate by telephone, please connect 10 minutes prior to the call to one of the following:

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                  Direct Dial:  416-644-3419
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                  Toll-free:    1-800-814-4861
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    Telephone participants can also log onto www.vasogen.com to follow the slide presentation and will have the opportunity to ask questions.

    A re-broadcast of the conference call will be available at
    www.vasogen.com and may also be accessed by:

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                  Direct Dial:  416-640-1917
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                  Toll-free:    1-877-289-8525
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                  Pin code:     21224833
                                followed by the number sign
                 -------------------------------------------
    >>

    About Vasogen:

    Vasogen is a biotechnology company engaged in the research and development of therapies that target the damaging inflammation associated with cardiovascular and neurodegenerative disorders. The Company's lead product, the Celacade(TM) technology, is designed to trigger the immune response to apoptosis - an important physiological process that regulates inflammation.
Celacade(TM) is in late-stage development for the treatment of chronic heart failure. The Company is also developing VP025, an early-stage new drug candidate for the treatment of certain neurodegenerative diseases.

    Certain statements contained in this press release, the upcoming conference call and web cast, or elsewhere in our public documents constitute
"forward-looking statements" within the meaning of the United States Private
Securities Litigation Reform Act of 1995 and/or "forward-looking information"
under the Securities Act (Ontario). These statements may include, without limitation, summary statements relating to results of the ACCLAIM trial in patients with chronic heart failure, plans to advance the development of
Celacade(TM), plans to fund our current activities, statements concerning our partnering activities and health regulatory submissions, strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should",
"expects", "plans", "anticipates", "believes", "estimated", "predicts",
"potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements, including assumptions about the nature, size and accessibility of the market for Celacade in the treatment of chronic heart failure, particularly in Europe, the regulatory approval process leading to commercialization and the availability of capital on acceptable terms to pursue the development of Celacade, and the feasibility of additional trials. You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the outcome of further analysis of the
ACCLAIM trial results, the requirement or election to conduct additional clinical trials, delays or setbacks in the regulatory approval process, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors on capital availability, the potential dilutive effects of any financing, risks associated with the outcome of our research and development programs, the adequacy, timing and results of our clinical trials, competition, market acceptance of our products, the availability of government and insurance reimbursements for our products, the strength of intellectual property, reliance on subcontractors and key personnel, losses due to fluctuations in the U.S.-Canadian exchange rate, and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S.
securities commissions or other securities regulatory bodies. Additional risks and uncertainties relating to our Company and our business can be found in the
"Risk Factors" section of our Annual Information Form and Form 20-F for the year ended November 30, 2006, as well as in our later public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Unless otherwise indicated, numerical values indicating the statistical significance ("p-values") of results included in this document are based on analyses that do not account for endpoint multiplicity.

    %SEDAR: 00001047E          %CIK: 0001042018

    /For further information: Glenn Neumann, Investor Relations, 2505
Meadowvale Blvd., Mississauga, ON, Canada, L5N 5S2, tel: (905) 817-2004, fax:
(905) 569-9231, www.vasogen.com, investor(at)vasogen.com/
    (VSGN VAS.)

CO:  Vasogen Inc.

CNW 07:00e 28-MAR-07